The Westcore Select Fund was previously classified as a non‐diversified investment company for purpose of the Investment Company Act of 1940.  As a result of ongoing operations, the Fund became a diversified company. The Fund may not resume operating in a non‐diversified manner without first obtaining shareholder approval.